Exhibit 99.1

IGI Provides Preliminary Unaudited Fourth Quarter and Full Year 2023 Financial Results Highlights in
Advance of the Annual AIFA Conference

HAMILTON, Bermuda, February 29, 2024 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced preliminary unaudited financial results highlights for the fourth quarter and full year 2023. These preliminary unaudited financial results highlights are being reported in advance of the Company’s attendance and participation at the annual Association of Insurance and Financial Analysts (AIFA) conference 2024 in Naples, Florida from March 3-5, 2024. The Company expects to release unaudited fourth quarter and full year 2023 financial results on March 12, 2024 after the close of the U.S. financial markets, as previously announced.

The Company’s unaudited financial results have been reported in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), which the Company adopted effective January 1, 2023. As a result of this voluntary change to U.S. GAAP, the Company no longer reports financial information in accordance with IFRS. Prior period comparatives for the fourth quarter and full year 2022 have been adjusted from those previously reported to conform with the current basis of accounting under U.S. GAAP.

Highlights for the fourth quarters and full years 2023 and 2022:

(in millions of U.S. Dollars, except percentages and per share information)
Unaudited	Quarter Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Gross written premiums	$164.9	$154.8	$688.7	$582.0
Net income	$33.0	$22.5	$118.2	$89.2
Core operating income (2)	$30.0	$13.6	$133.8	$93.9
Earnings per share (diluted) (1)	$0.72	$0.46	$2.55	$1.84
Return on average equity (annualized) (2)	26.1%	22.7%	24.8%	22.5%
Core operating earnings per share (diluted) (2)	$0.65	$0.28	$2.88	$1.94
Core operating return on average equity (annualized) (2)	23.7%	13.7%	28.1%	23.7%
Book value per share (3)			$12.40	$9.07

For the year ended December 31, 2023, the Company anticipates reporting net income available to common shareholders of $118.2 million, or $2.55 per diluted common share. In addition, the Company anticipates reporting an increase in gross written premiums to $688.7 million for the year ended December 31, 2023, an increase over the full year 2022 of 18.3%; and book value per share of $12.40 as of December 31, 2023, an increase of 36.7% compared to December 31, 2022.

International General Insurance Holdings Ltd.

Notes to the Highlights for the fourth quarters and full years 2023 and 2022

1. Earnings per Share (diluted)

Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except share and per share information)	2023	2022	2023	2022
Net income for the period	$33.0	$22.5	$118.2	$89.2
Minus: Net income attributable to the earnout shares	$2.0	$1.4	$7.4	$4.9
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Net income available to common shareholders (a)	$31.0	$21.1	$110.8	$84.2
Weighted average number of shares – diluted (in millions of shares) (b)	43.1	45.6	43.5	45.7
Diluted earnings per share attributable to equity holders (a/b)	$0.72	$0.46	$2.55	$1.84

2. Non-GAAP Financial Measures Reconciliations

In presenting IGI’s preliminary unaudited financial results highlights, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them may distort the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2023	2022	2023	2022

Net income for the period	$33.0	$22.5	$118.2	$89.2
Reconciling items between net income for the period and core operating income:
Net realized (gain) loss on investments	$(2.0)	$0.1	$(6.7)	$0.7
Net unrealized (gain) loss on investments (tax adjusted) (i)	$(0.5)	$(1.6)	$(2.6)	$5.4
Change in allowance for expected credit losses on investments (tax adjusted)(i)	$(0.2)	$0.4	$(0.4)	$0.4
Change in fair value of derivative financial liabilities	$6.7	$0.6	$27.3	$(4.6)
Expenses related to conversion of warrants in cash	$(0.1)	-	$1.9	-
Net foreign exchange (gain) loss (tax adjusted) (i)	$(6.9)	$(8.4)	$(3.9)	$2.8
Core operating income	$30.0	$13.6	$133.8	$93.9
Average shareholders’ equity (ii)	$505.3	$396.5	$475.7	$396.0
Core operating return on average equity (annualized) (iii) and (v)	23.7%	13.7%	28.1%	23.7%
Diluted core operating earnings per share (iv)	$0.65	$0.28	$2.88	$1.94
Return on average equity (annualized) (v)	26.1%	22.7%	24.8%	22.5%

i.	Represents a non-GAAP financial measure as line-item balances have been adjusted for the related tax impact.

ii.	Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2023	2022	2023	2022
Core operating income	$30.0	$13.6	$133.8	$93.9
Minus: Core operating income attributable to earnout shares	$1.8	$0.8	$8.5	$5.2
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Core operating income available to common shareholders (a)	$28.2	$12.8	$125.3	$88.6
Weighted average number of shares – diluted (in millions of shares) (b)	43.1	45.6	43.5	45.7
Diluted core operating earnings per share (a/b)	$0.65	$0.28	$2.88	$1.94

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

3. Book Value per Share

(in millions of U.S. Dollars, except share and per share data)	As at December 31, 2023	As at December 31, 2022
Common shares outstanding (in millions)	46.1	49.0
Minus: Unvested shares (in millions)	2.5	3.7
Number of vested common outstanding shares (in millions) (a)..	43.6	45.3

Total shareholders’ equity (b)	$540.5	$411.0
Book value per share (b)/(a)	$12.40	$9.07

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of the war between Israel and Hamas; (8) the inability to maintain the listing of the Company’s common shares on Nasdaq; (9) the failure to realize the anticipated benefits of the acquisition of EIO; and (10) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

Cautionary Statement

The financial results for the quarter and year ended December 31, 2023, and as of December 31, 2022, presented in this announcement are preliminary, unaudited and represent the most recent current information available to IGI’s management. Preliminary financial results are subject to risks and uncertainties, many of which are not within IGI’s control. IGI’s actual results may differ from these estimated financial results, including due to the completion of its financial closing procedures, final adjustments that may arise between the date of this press release and the time that financial results for the quarter and year ended December 31, 2023, and as of December 31, 2022, are finalized, and such differences may be material. In addition, these financial results do not reflect important limitations, qualifications and details that will be included in the full financial statements to be included in the Company’s annual report on Form 20-F to be filed with the SEC in due course. The preliminary results included herein have been prepared by, and are the responsibility of, IGI’s management. IGI’s independent registered public accounting firm has not audited or reviewed this information. Accordingly, IGI’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com